Mail Stop 4561

July 17, 2009

Brian H. Hajost, CEO
STEELCLOUD, Inc.
13962 Park Center Rd.
Herndon, VA 20171

> **Re: STEELCLOUD, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2009**
> **File No. 333-158703**

Dear Mr. Hajost:

We have reviewed the above-captioned filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Market for Registrant's Common Equity, Related Stockholder Matters

NASDAQ, page 19

1. We note your disclosure that on April 29, 2009 you were granted an extension of time to regain compliance with the NASDAQ listing requirements. In a Form 8-K filed on July 14, 2009, you further disclose that on July 7, 2009, you were notified by NASDAQ that you did not meet the terms of the extension, and were thus notified that trading in your common stock will be suspended on the opening of business July 17, 2009 and delisted from NASDAQ, unless you appeal the decision. You disclose that you plan to request a hearing to appeal, which should stay the delisting of your securities pending the panel's decision. Please clarify for us the status of this appeal, and update your disclosure in this registration statement as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

2. You disclose that you presently do not have any external sources of working capital. However, after this registration statement was filed, you filed a Form 8-K

on July 8, 2009 in which you disclosed entry into a business loan and security agreement with Caledonia Capital Corporation, pursuant to which Caledonia Capital agreed to lend $250,000 to you in the form of a Secured Promissory Note issued on July 1, 2009, for general working capital purposes. Please revise to include the material terms of this transaction, and incorporate the material agreements to this transaction as exhibits to this registration statement.

Executive Compensation

Employment Agreements; Termination of Employment, page 35

3.   You disclose that you entered into an amended employment agreement with CFO Murphy on February 28, 2009; yet, this agreement does not appear to have been filed. Accordingly, please file the agreement pursuant to Item 601(b)(10)(iii) of Regulation S-K.

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Please contact Kevin Dougherty at (202) 551-3271 with any questions. If you require further assistance you may contact me at (202) 551-3456. In addition, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551- 3735, if your thereafter have any other questions.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile (212) 980-5192
        Jay Kaplowitz, Esq.
        Gersten Savage LLP